Steben Alternative Investment Funds

Form of Operating Services Agreement

This AGREEMENT is made and entered into as of March __, 2014, by and between Steben Alternative Investment Funds, a Delaware statutory trust (the “Trust”), and Steben & Company, Inc., a Maryland corporation (hereinafter referred to as the “Advisor”).

WHEREAS, the Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “Act”) and offers separate series with different investment objectives and policies (each, a “Fund”); and

WHEREAS, the Advisor provides investment advice to the Funds pursuant to a separate agreement with the Trust (“Advisory Services”) and is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended; and

WHEREAS, the Trust wishes to engage the Advisor to provide, or arrange for the provision of, certain operational services that are necessary for the day-to-day operations of the Funds in the manner and on the terms and conditions hereinafter set forth, and the Advisor wishes to accept such engagement;

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the Trust and the Advisor agree that,

1. Responsibilities of the Advisor. The Advisor shall pay all operating expenses of each Fund, including the compensation and expenses of any employees of the Trust or the Fund and of any other persons rendering any services to the Fund; clerical and shareholder service staff salaries; fees and expenses of the non-interested person Trustees; office space and other office expenses; fees and expenses incurred by the Fund in connection with membership in investment company organizations; legal, auditing and accounting expenses; expenses of registering shares under federal and state securities laws, including expenses incurred by the Fund in connection with the organization and initial registration of shares of the Fund; insurance expenses; fees and expenses of the custodian, transfer agent, dividend disbursing agent, shareholder service agent, plan agent, administrator, accounting and pricing services agent and distributor of the Fund; expenses, including clerical expenses, of issue, sale, redemption of shares of the Fund; the cost of preparing and distributing reports and notices to shareholders, the cost of printing or preparing prospectuses and statements of additional information for delivery to the Fund’s current and prospective shareholders; the cost of printing or preparing stock certificates or any other documents, statements or reports to shareholders; fees and expenses in connection with redemptions of Fund shares of beneficial interest; expenses of shareholders’ meetings and proxy solicitations; advertising, promotion and other expenses incurred directly or indirectly in connection with the sale or distribution of the Fund’s shares, excluding expenses which the Fund is authorized to pay pursuant to Rule 12b-l under the 1940 Act or pursuant to any Services Agreement with the Advisor, and all other operating expenses not specifically assumed by the Fund. Notwithstanding the foregoing, each Fund will pay: fees for Advisory Services; all fees and expenses directly related to portfolio transactions and positions for that Fund’s account such as direct and indirect expenses associated with a Fund’s investments and enforcing the Fund’s rights in respect of such investments; brokerage commissions; interest and fees on any borrowings by the Fund; taxes and governmental fees (including tax preparation fees); acquired fund fees and expenses; shareholder servicing fees, expenses which the Fund is authorized to pay pursuant to Rule 12b-l under the 1940 Act or fees pursuant to any Services Agreement with the Advisor; and such extraordinary or non-recurring expenses as may arise, including litigation to which the Fund may be a party and indemnification of the Trustees and officers with respect thereto.

2. Compensation of the Advisor. In consideration of the services rendered pursuant to this Agreement, each Fund will pay to the Advisor, as compensation for the services provided by the Advisor and its agents under this Agreement, an annualized fee, which shall be paid monthly, based on the average daily net assets of Fund as set forth in Schedule A. Such fees for each Fund can differ on a share class basis. In the event of that this Agreement is terminated with respect to a Fund or any class thereof, the fee provided for in this paragraph shall be calculated on the basis of a period ending on the last day on which this Agreement is in effect, subject to a pro rata adjustment based on the number of days elapsed in the current period as a percentage of the total number of days in such period.

3. Standard of Care; Limitation of Liability. The Advisor will exercise its best judgment in rendering the services described above. The Advisor shall not be liable for any error of judgment or mistake of law or for any loss suffered by a Fund in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by the Advisor of its obligations and duties under this Agreement. Any person, even though an officer, Trustee, employee, or agent of the Advisor, who may be or become an officer, Trustee, employee or agent, or one under the control or direction of the Advisor, even though paid by it.

4. Amendment of this Agreement. This Agreement may be amended from time upon agreement by both parties in writing.

5. Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.

6. Miscellaneous. Neither the holders of Shares of any Fund nor the Trustees shall be personally liable hereunder. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7. Duration and Termination of this Agreement. This Agreement shall remain in effect so long as Steben & Company, Inc. remains the Advisor to a Fund and will terminate concurrently with the termination of the Advisor’s investment advisory agreement with the Trust or with respect to a Fund. The Trust may terminate the Agreement upon 60 days written notice.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year first above written.

Steben Alternative Investment Funds

By:

Name:

Title:

Steben & Company, Inc.

By:

Name:

Title:

APPENDIX A

Steben Alternative Investment Funds

Per Fund

Steben Managed Futures Fund                                         0.50%

Dated: March __, 2014